June 23, 2009

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Prime Rate Trust
(File Nos. 333-61831/333-68239 and 811-05410)

Dear Mr. Thompson:

This letter responds to comments provided to Kimberly K. Palmer on June 17, 2009 for Post-Effective Amendment No. 21 to the Registration Statement on Form N-2 for ING Prime Rate Trust (“Registrant”). Our summaries of the comments and our responses thereto are provided below.

The discussion below focuses on the Annual Report ING Prime Rate Trust. The Staff had no comments regarding the ING Prime Rate Trust 25,000,000 Common Shares Prospectus or the ING Prime Rate Trust 5,000,000 Common Shares Prospectus or the Statement of Additional Information. In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: The pie chart for the Portfolio Manager report is not particularly helpful because it shows 99.9% in senior loans. In the future the Staff requests that the report show industry or credit quality breakdown.

Response: The Registrant will revise this section in the future as requested.

2.	Comment: The Staff requested that a line item for “Total Distribution” be added to the Financial Highlights table pursuant to Item 4- Instruction 1.d.

Response: The Registrant will add the requested information.

3.	Comment: The Staff requested that other supplement data, with the exception of “Net Assets End of the Year,” be listed in the Financial Highlights table after the required ratios.

Response: The Registrant will revise the section as requested.

4.	Comment: The Staff requested that ratios that are not required to be in the Financial Highlights table should be put in a footnote or a table with a smaller font pursuant to Item 4 to Form N-2.

Response: The Registrant will revise the section as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING U.S. Legal Services

Dechert LLP

Attachment A

June 23, 2009

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Prime Rate Trust
(File Nos. 333-61831/333-68239 and 811-05410)

Dear Mr. Thompson:

ING Prime Rate Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Dechert LLP